                                                                   MARCH 8, 2011

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                         FORM S-1 REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                               FILE NO. 333-171834

             MEMORANDUM RESPONDING TO COMMISSION STAFF ORAL COMMENTS
                              OF FEBRUARY 24, 2011
            PURSUANT TO COMMISSION RELEASE NO. 33-5231, MARCH 2, 1972

                                   ----------

     Set out below are responses to oral comments received from Alison White of the Securities and Exchange Commission ("Commission") staff on February 24, 2011 relating to the registration statement (the "Registration Statement") under the Securities Act of 1933 on Form S-1 filed with the Commission by MetLife Insurance Company of Connecticut ("MetLife") on January 24, 2011 relating to the liquidity benefit feature of the MetLife Retirement Account deferred variable annuity contracts.

1. STAFF COMMENT:

Please add a discussion of "risk factors" required by Form S-1 and a related cross-reference in the Table of Contents.

     RESPONSE:

Comment complied with. See pages 2 and 5 of the prospectus in Pre-Effective Amendment No. 1 under the Securities Act of 1933 filed on March 8, 2011 (the "Amendment").

2. STAFF COMMENT:

On page 5 of the prospectus in the Registration Statement, please highlight the following sentence: "There is a 5% surrender charge applied to the lump sum amount withdrawn pursuant to the Liquidity Benefit."

     RESPONSE:

Comment complied with. See page 5 of the Amendment.

3. STAFF COMMENT:

At the end of the first paragraph under the heading "The Annuity Contract and Your Retirement Plan," please add the following sentence: "This prospectus discloses all material facts and benefits of the Liquidity Benefit."

     RESPONSE:

Comment complied with. See page 5 of the Amendment.

4. STAFF COMMENT:

On page 7 of the prospectus in the Registration Statement, please highlight the following sentence: "There is a surrender charge of 5% of the amount withdrawn under this option."

     RESPONSE:

Comment complied with. See page 7 of the Amendment.


5. STAFF COMMENT:

Please file powers of attorney specific to the registration statement.

     RESPONSE:

Comment complied with. See Exhibit 24 to the Amendment.


6. STAFF COMMENT:

Please include the standard "Tandy" representations.

     RESPONSE:

Comment complied with. MetLife will file via EDGAR a standard "Tandy" letter along with the Amendment.


                                        2